JULIA KNIGHT, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017, and 2016

April 6, 2018



Independent Accountant's Review Report

To Management
Julia Knight, Inc.
Minneapolis, MN

We have reviewed the accompanying balance sheet of Julia Knight, Inc. as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 6, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

JULIA KNIGHT, INC.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 100,084	$ 50,953
Accounts Receivable, Net	303,920	266,232
Prepaid Expenses	13,274	41,918
Inventory	471,557	588,897
TOTAL CURRENT ASSETS	888,834	948,000
NON-CURRENT ASSETS		
Fixed Assets, Net	19,136	20,314
Deposits	3,900	-
TOTAL NON-CURRENT ASSETS	23,036	20,314
TOTAL ASSETS	911,870	968,314
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	167,452	220,065
Line of Credit	347,000	394,271
Due to Shareholder	216,576	109,440
Other Current Liabilities	33,755	9,565
TOTAL CURRENT LIABILITIES	764,783	733,341
NON-CURRENT LIABILITIES		
Note Payable	162,710	195,762
TOTAL LIABILITIES	927,493	929,103
SHAREHOLDERS' EQUITY		
Common Stock (500,000 shares authorized, 25,000 shares issued and outstanding, $.01 par value)	2,500	2,500
Additional Paid in Capital	31,673	33,765
Retained Earnings (Deficit)	(49,795)	2,947
TOTAL SHAREHOLDERS' EQUITY	(15,622)	39,212
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 911,870	$ 968,314

Unaudited- See accompanying notes.

JULIA KNIGHT, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 1,652,419	$ 1,703,542
Cost of Goods Sold	666,080	654,233
Gross Profit	986,339	1,049,309
Operating Expense		
Payroll & Benefits	427,111	450,722
Selling & Marketing	311,350	479,953
General & Adminstrative	199,386	218,632
Product Development	7,232	73,049
Rent	39,000	67,559
Depreciation	1,402	15,000
	985,480	1,304,916
Net Income from Operations	859	(255,607)
Other Income (Expense)		
Other Income	12	628
State and Local Tax	(696)	(74)
Other Expenses	(131)	(7,079)
Interest Expense	(52,785)	(35,810)
Net Income	$ (52,743)	$ (297,942)

JULIA KNIGHT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (52,743)	$ (297,942)
Change in Accounts Receivable	(37,688)	(17,700)
Change in Prepaid Expenses	28,644	52,678
Change in Inventory	117,340	(45,646)
Change in Accounts Payable	(52,613)	138,342
Change in Other Current Liabilities	24,190	(16,707)
Depreciation	1,402	15,000
Net Cash Flows From Operating Activities	28,532	(171,975)
Cash Flows From Investing Activities		
Change in Fixed Assets	223	(11,549)
Net Cash Flows From Investing Activities	223	(11,549)
Cash Flows From Financing Activities		
Change in Amount Due to Shareholder	107,136	59,440
Change in Line of Credit	(47,271)	194,300
Change in Note Payable	(33,052)	(31,939)
Shareholder Distributions	(2,091)	(53,818)
Non-cash Adjustment- Prior Period	(4,346)	-
Net Cash Flows From Investing Activities	20,376	167,983
Cash at Beginning of Period	50,953	66,495
Net Increase (Decrease) In Cash	49,132	(15,541)
Cash at End of Period	$ 100,084	$ 50,953

JULIA KNIGHT, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

_____

	2017	2016
Starting Equity	$ 39,212	$ 390,973
Issuance of Stock	-	-
Distributions to Shareholders	(2,091)	(53,818)
Net Income	(52,743)	(297,942)
Ending Equity	$ (15,622)	$ 39,212

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Julia Knight, Inc. ("the Company") is a corporation organized under the laws of the State of Minnesota. The Company designs and sells luxury and decorative housewares online, and through partner retailers.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of Minnesota. The Company's federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to Minnesota franchise tax. The Company's tax filings in the State of Minnesota will be subject to review by that State for three and a half years from the original filing date.

Accounts Receivables

The Company allows sales to certain vendors to be made on account. Accounts receivable are stated net of the Company's allowance for doubtful accounts of $263, and $1,149, as of December 31, 2017, and 2016, respectively.

Inventory

The Company's inventory consists of items held for resale online, and to the Company's retail partners. Management's experience suggests that losses due to inventory spoilage or obsolescence are likely to be rare. Thus, no amount has been recorded in the statements to account for worthless inventory.

Fixed Assets

The Company capitalizes assets with an original value of $500 or more, and a useful life of greater than one year. The Company's Fixed Assets consist of computer equipment, furniture, fixtures, and leasehold improvements. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Cost of Goods Sold

The Company's cost of goods sold consisted of the following, as of December 31, 2016, and 2017.

	2016	2017
Commissions	$ 37,214	$ 7,768
Chargebacks	4,176	44,853
Defective Merchandise	12,242	6,770
Purchases	395,907	345,138
Inventory Testing	1,100	361
Freight / Shipping	63,035	109,367
Warehouse Costs	140,558	151,823
TOTAL	$654,233	$666,080

Leases

The Company occupies office space under an operating lease. The lease has a twenty-four month term ending in April of 2018, and then renews on a month to month basis thereafter. Future minimum payments due under the lease are $3,900 per month through April of 2018.

NOTE C- NON-RELATED PARTY DEBT

In 2015, the Company gave a promissory note ("the Note") in exchange for cash for the purpose of funding ongoing operations. The Note accrues interest at a variable rate (currently 5.5%), and is payable in equal monthly installments through March of 2022.

In 2017, and 2016, the Company maintained a revolving line of credit with its bank as a source of operating capital. The line of credit allows borrowings up to $400,000, and accrues interest at the rate of 6.25% per year. Pursuant with an amendment to the Company's agreement with its bank, the line of credit was extended from its original maturity date in March of 2018 by sixty days, at which point all accrued principal and interest are payable in full.

NOTE D- RELATED PARTY DEBT

In 2017, and 2016, the Company's owner advanced funds to the Company for the purpose of funding continuing operations ("the Related Party Debt"). The Related Party Debt is non-interest bearing and is payable at a date in the future to be determined by management.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 6, 2018, the date that the financial statements were available to be issued.